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                          CHARTER COMMUNICATIONS, INC.
                            12405 Powerscourt Drive
                            St. Louis, Missouri, 63131

                                 July 14, 2005

VIA FACSIMILE
-------------

U.S. Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C.  20549
Attention:  Ted Yu


     Re: Request for Accelerated Effectiveness of Registration Statement on Form S-1, as amended, for Charter Communications, Inc., File No. 333-121561 (the "Registration Statement")
          ------------------------------------------------------------------

Dear Mr. Yu:

     In accordance with Rule 461 of the Securities Act of 1933, as amended, Charter Communications, Inc., a Delaware corporation (the "Company"), hereby request acceleration of the effective date of the above-referenced Registration Statement. Subject to your approval, the Company hereby requests that the Registration Statement be declared effective on Friday, July 15, 2005, at 3:00 p.m. Washington, D.C. time or as soon thereafter as practicable.

     The Company acknowledges that: (1) should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


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U.S. Securities and Exchange Commission
July 14 2005
Page 2



     If you have any questions regarding this request, please do not hesitate to telephone Kevin Finch, Esq. at (310) 203-7082.

                                        Very truly yours,

                                        Charter Communications, Inc.

                                        By: /s/ Kevin D. Howard
                                           -------------------------
                                        Name:  Kevin D. Howard
                                        Title: Vice President of Financial
                                               Reporting and Analysis